UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

Commission File Number: 001-35755

URBAN TEA, INC.

(Translation of registrant’s name into English)

Huakun Times Plaza, Room 1118, Floor 11

No. 200, Erduan, East Xiang Fu Road

Yuhua District, Changsha, China

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Resignation of Fengdan Zhou

On April 29, 2021, Ms. Fengdan Zhou resigned from her position as Chief Operating Officer of the Company effective immediately. Ms. Zhou’s resignation is not as a result of any disagreement with the Company relating to its operations, policies or practices.

Appointment of Shu Liu

Effective on May 4, 2021, the Board appointed Mr. Shu Liu as Chief Operating Officer of the Company to fill the vacancy created by the resignation of Ms. Zhou. The biographical information of Mr. Liu is set forth below.

Mr. Liu, age 34, has served as the Community Manager of Haven Protocol, a blockchain project, since March 2018. From January 2018 to February 2019, he served as the Marketing Manager of Blockchain Global. Since April 2016, Mr. Liu has participated in the mining of Bitcoin and several other types of cryptocurrencies and has accumulated industry experience and resources. Mr. Liu holds a bachelor’s degree in automation from Huazhong University of Technology, a masters’ degree in electrical engineering from University of Wollongong, and a masters’ degree in engineering management from University of Melbourne.

Mr. Liu does not have a family relationship with any director or executive officer of the Company and has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

Mr. Liu also entered into an employment agreement (the “Employment Agreement”) with the Company which establishes the terms and conditions governing his service to the Company. Mr. Liu shall have a nominal annual salary of $1. The Employment Agreement is qualified in its entirety by reference to the complete text of the Employment Agreement, which is filed hereto as Exhibit 99.1.

Exhibits

Exhibit No.	Description

99.1	Employment Agreement, dated May 4, 2021, by and between Shu Liu and Urban Tea, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 5, 2021

URBAN TEA, INC.

By:	/s/ Xianlong Wu
Name:	Xianlong Wu
Title:	Chief Executive Officer and Chairman

2